VOTORANTIM CELULOSE E PAPEL S.A.

                               Public Corporation

                Taxpayer Registration CNPJ-MF 60.643.228/0001-21

                               NIRE 35.300.022.807

                     MINUTES OF THE ORDINARY GENERAL MEETING

DATE, TIME AND PLACE: held on April 24, 2003 at 4:30 p.m. at the Company's corporate address, at Alameda Santos, 1357, 6th floor, in the City of Sao Paulo, State of Sao Paulo.

PRESENCE: (i) Shareholders representing all of the voting shares and holders of the non-voting shares, according to the signatures contained in the Book of Presence of Shareholders; (ii) Mr. Rogerio P. Calderon Peres (CRC Nr. 1SP149374/0-2), representing the Independent Auditors, Pricewaterhouse & Coopers Auditores Independentes; (iii) Mr. Valdir Roque - Director of Relations with Investors; and (iv) Mr. Joao Carlos Hopp, member of the Statutory Audit Committee.

PUBLICATIONS AND CONVENING NOTICES: (i) Financial Statements: published on February 8, 2003 in the Sao Paulo State Official Gazette and on February 7, 2003 in the daily paper Valor Economico S.A.; (ii) Convening Notice Publication: published on April 8, 9 and 10, 2003 in the Sao Paulo State Official Gazette and on April 8, 9 and 10 in the daily paper Valor Economico S.A.

PANEL:  Mr. Raul Calfat - Chairman

        Mr. Boris Gris - Secretary

ORDER OF THE DAY:

(a) To examine the accounts of the administrators, to analyze, discuss and vote on the Financial Statements for the fiscal year ended on December 31, 2002;

(b)  Destination of the fiscal year net profits and distribution of dividends;

(c)  Election of the members of the Board of Directors; and

(d)  Determination of the total annual compensation for the Administrative
     Bodies.

Decisions: Once the session was installed and the Panel composed, the following decisions were made:

(a) FINANCIAL STATEMENTS - REPORT OF ADMINISTRATION: The Financial Statements for the fiscal year ended on 12.31.2001 and the Report of Administration were approved.

(b) RESULTS OF OPERATIONS - DESTINATION: The proposal submitted by the Board of the Directors, related to the destination of the fiscal year net profits, in the amount of R$ 308,039,045.00 (three hundred and eight million, thirty-nine thousand, forty-five Reais), or rather: (i) R$ 15,401,952.25 (fifteen million, four hundred and one thousand nine hundred and fifty two Reais and twenty five cent) for constitution of legal reserves; (ii) R$ 114,000,000.00 (one hundred and fourteen million Reais) for distribution of dividends, of which R$ 60,366,902.00 (sixty million, three hundred and sixty-six thousand, nine hundred and two Reais) were allocated for the common shares, corresponding to R$ 2.8555 per lot of 1,000 (one thousand) shares, and R$ 53,633,098.00 (fifty-three million, six hundred and thirty-three thousand, ninety-eight Reais) were allocated for the preferred shares, corresponding to R$ 3.1410 per lot of 1,000 (one thousand) shares, was approved on April 7, 2003 at the Board of Directors' meeting. The dividends will be credited at the depositary bank of the shares by June 20, 2003; and (iii) R$182,418,166.15 (one hundred eighty two million, four hundred and eighteen thousand, one hundred and sixty-six Reais and fifteen cents) were allocated to the reserve account, as established in the Company's budget prepared by the administration and approved by the Shareholders.

(c) ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS: The following people were elected by unanimous vote to compose the Board of Directors, for a two-year period: Mr. JOSE ROBERTO ERMIRIO DE MORAES, as the president of the Board of Directors, Brazilian, married, industrial manager, domiciled in Sao Paulo, at Rua Amauri No. 255, 16th floor, ID No. 4.960.820-SSP-SP and CPF/MF No. 029.080.178-81; Mr. FABIO ERMIRIO DE MORES, as Vice-President of the Board of Directors, Brazilian, married, industrial manager, domiciled in Sao Paulo at Rua Amauri No. 255 - 15th floor, ID No. 11.418.526-SSP/SP and CPF/MF No. 083.358.948-25; CLOVIS ERMIRIO DE MORAES SCRIPILLITI, Brazilian, married, industrial manager, domiciled in Sao Paulo, at Rua Amauri No. 255, 14th floor, ID No. 5.584.184-SSP/SP and CPF/MF No. 023.290.828-19; CARLOS ERMIRIO DE MORAES, Brazilian, married, engineer, domiciled in Sao Paulo, at Rua Amauri No. 255, 15th floor, ID No. 5.185.257-SSP/SP and CPF/MF No. 021.946.058-27; RAUL CALFAT, Brazilian, married, businessman, domiciled in Sao Paulo, at Alameda Santos No. 1357, 6th floor, ID No. 5.216.686-7-SSP/SP and CPF/MF No. 635.261.408-63. The
members now being elected hereby declare for the purposed of ss.1(0) of article 147 of Law No. 6.404/76, that they have not incurred in any activity that would constitute a crime under the law that would prohibit them to exercise any commercial activity, and presented all the declarations required under Article 147, ss. 3(0), of Law No. 6.404/76 and the CVM Instruction No. 367/02.

(d) ADMINISTRATORS - FEES: The global annual compensation of the Company's Administrators was determined to be in an amount of up to 15,000 Yearly Salary Floors of the Professional Category. Pursuant to the By-laws, the statutory audit committee shall determine and divide the individual compensation of the administrators, within the limit now approved.

(e) ELECTION OF THE STATUTORY AUDIT COMMITTEE: As requested by the shareholder Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ, the statutory audit committee was declared in place and was formed by three members for the 2003 fiscal year, which shall be members until the next annual shareholders' meeting to take place in 2004. The members elected to compose the statutory audit committee were Mr. ARIOVALDO DOS SANTOS, Brazilian, married, accountant, ID No. 4684743 - SSP/SP, and CPF/MF No. 402.805.438.91, resident and domiciled at Rua Novo Mexico, 189, Granja Viana, Cotia - SP and as its alternate, Mr. LAZARO PLACIDO LISBOA, Brazilian, married, accountant, ID No. 2239576 - SSP/SP, and CPF/MF No. 011.048.538.68, resident and domiciled at Rua Dr. Almeida Sampaio, 91, Jardim Bonfiglioli, Sao Paulo - SP and Mr. JOAO CARLOS HOPP, Brazilian, married, economist, ID No. 1.395.761 - SSP/SP, and CPF/MF No. 201.275.708-10, resident and domiciled at Alameda Casa Branca, 456 - 7th floor, apt.71, Cerqueira Cesar, Sao Paulo - SP and its alternate Mr. ROQUE ANTONIO CARRAZA, Brazilian, married, lawyer, ID No. 4.430.905 - SSP/SP, and CPF/MF No. 520.828.908/30 and OAB/SP No. 140.204, resident and domiciled at Alameda Campinas, No. 1360 - 14th floor, Jardim Paulista, Sao Paulo - SP and by the non-voting shareholders Mr. ROBERTO MARTINS RIBEIRO DE JESUS, Brazilian, married, economist, ID No. 04755693-2 - IFP/RJ, and CPF/MF No. 663.310.057-49, resident and domiciled at Rua Marquesa de Santos, No. 42, apt.901, Laranjeiras, Rio de Janeiro - RJ and its alternate Mr. JOSE GODINHO NETO, Brazilian, married, businessman, ID No. 1.650.852-5 - IFP/RJ, and CPF/MF 11.686.657-87, resident and domiciled at Rua Raul Pompeia, No. 61, apt. 602, Copacabana - RJ. The alternates will take office in the event the members vacant their positions. It was further approved that the monthly individual compensation of the members of the statutory audit committee would be 10% (ten percent) of the compensation that is allocated in average to each executive officer of the Company, excluding benefits, representation amounts and participation in the results.

All decisions were made by unanimous votes, abstained those legally prohibited to vote.

The publication of the present minutes was also authorized unanimously omitting the names of the shareholders, in the form authorized by Law.

The officers elected will take office by signing the relevant documents.

No other subject to be dealt with, the work was adjourned for the time needed for the writing of the present minutes, which read, rechecked and found to be accordingly, are signed in the form of Article 130, "caption", of Law No. 6404/76.

PANEL:  Raul Calfat - Chairman

        Boris Gris - Secretary

SHAREHOLDERS:

        Votocel Filmes Flexiveis Ltda.

        by proxy:  Elton Flavio Silva de Oliveira


        Nova HPI Participacoes Ltda.

        by proxy:  Elton Flavio Silva de Oliveira


        Caixa de Previdencia dos Funcionarios do Banco do Brasil - Previ

        by proxy:  Edison Magnani


        Dynamo Cougar Fundo Mutuo de Investimentos em Acoes - Carteira Livre

        by proxy:  Eduardo Valentim de Araujo


        Lumina Fundo de Investimentos em Acoes

        by proxy:  Eduardo Valentim de Araujo


        Classe A Fundo de Investimento em Acoesby

        by proxy:  Eduardo Valentim de Araujo


        Lumina II Fundo de Investimento em Acoes

        by proxy:  Eduardo Valentim de Araujo


        Sergio Feijao Filho

        Eduardo Valentim de Araujo